                                              Hilda Mackow
                            Vice President, Communications
                                 Moore Corporation Limited
                                            (416) 364-2600

                                             Lissa Perlman
                                         Kekst and Company
                                            (212) 593-2655

          MOORE CORPORATION INCREASES OFFER, RESETS TENDER EXPIRATION

                     -- Moore Says It Will Terminate Offer
              If Significant Percentage of Shares Not Tendered --


TORONTO (October 12, 1995) -- Moore Corporation Limited (TSE, ME, NYSE: MCL) announced today that it has amended its tender offer to purchase all of the outstanding common stock of Wallace Computer Services (NYSE: WCS) to $60 cash per share, and to now expire at 7:00 p.m., New York City time on November 3, 1995. The offer had been for $56 cash per share and was set to expire on November 8, 1995.

Moore also said that if a significant percentage of shares has not been tendered by the new November 3 expiration date, it intends to terminate its offer and all other efforts to acquire Wallace.

                (The full text of a letter sent today to Wallace
                           shareholders is attached.)

                                      ###

Moore Corporation Limited is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.
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                    [MOORE CORPORATION LIMITED LETTERHEAD]

                                                                October 12, 1995

DEAR WALLACE SHAREHOLDER:

     Today Moore Corporation announced an increase in our all cash tender offer for Wallace from $56 to $60 per share.

     You should be aware, however, that unless Wallace shareholders act decisively prior to November 3, 1995, to tender a significant percentage of Wallace's total outstanding stock, we intend to terminate our tender offer. Therefore, it is critical for you to review our increased offer and then send a clear message to the Wallace Board by tendering your shares.

     Over the past months, the Wallace Board has consistently refused to meet with us, despite our repeated requests to meet and discuss any and all terms of our offer, including price. They have also refused to remove any of their array of defenses, including the "poison pill", which effectively deny you, the Wallace shareholders, the right to freely accept or reject our offer.

     Consistent with this pattern of intransigence, the Wallace Board has now postponed the annual shareholders meeting one full month to December 8, 1995 -- the last possible date they could legally set. Prolonging this process will only result in increased costs to all parties -- an unnecessary waste of time, money and resources -- ultimately at the expense of Wallace and its shareholders.

     We believe that we will receive strong support from Wallace's shareholders for our new offer and can ultimately succeed in a proxy contest at the Wallace Annual Meeting, but we wish to avoid the unnecessary waste of resources a prolonged proxy contest would entail. It can be avoided only with the agreement of the Wallace Board. For this purpose, and in recognition of Wallace's improved results, we are prepared to sit down immediately with the Wallace Board and negotiate an all cash transaction at our $60 per share price. We need the support of the Wallace shareholders to bring the Wallace Board to the table.

     Therefore, Moore urges all Wallace shareholders to tender their shares pursuant to Moore's amended offer prior to November 3, 1995. If a significant percentage of the Wallace shares are tendered, it will send a powerful message to the Wallace Board of Directors that the Wallace shareholders want the Board to negotiate with Moore without further delay.

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     You need to tender your shares at this time, even though Wallace's "poison pill" currently prevents Moore from accepting your shares. We disagree with the claim of Wallace's Board that the number of shares tendered to date reflects a lack of shareholder support for Moore's offer. It is up to you to clarify this issue, and send a clear message to the Wallace Board by tendering promptly.

     A copy of the amended offer is being mailed to all shareholders. The offer will expire on November 3, 1995, unless extended. Shares tendered can be withdrawn pursuant to the terms of the amended offer at any time prior to their acceptance for payment.

     We urge you to respond positively to our increased offer. A high tender response will be a message the Wallace Board cannot ignore. A low response will cause Moore to terminate its pursuit of Wallace and redirect the resources of Moore's shareholders to other opportunities available to us to implement our corporate strategy and the transformation of our industry.

     Thank you for your consideration and support.

                                            Sincerely,

                                            RETO BRAUN
                                            Chairman & CEO

      If you have questions or need assistance in tendering your shares please contact:

                           MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

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                         CERTAIN INFORMATION CONCERNING
                       PARTICIPANTS IN PROXY SOLICITATION

     Moore Corporation Limited ("Moore") and FRDK, Inc., a wholly owned subsidiary of Moore ("FRDK"), have filed a preliminary proxy statement for the 1995 Annual Meeting of Stockholders (the "Annual Meeting") of Wallace Computer Services, Inc. ("Wallace") in support of the election of the three nominees named below as directors of Wallace (the "Moore Nominees") and in favor of three stockholder resolutions that FRDK plans to introduce at the Annual Meeting. The following information concerning the identities of the "participants" (as defined in Instruction 3 of Item 4 of Schedule 14A promulgated by the Securities and Exchange Commission (the "Commission")) in the proxy solicitation by Moore and FRDK and the interests of such participants is furnished pursuant to Rule 14a-11(b)(2) promulgated by the Commission.

     The Moore Nominees are Curtis A. Hessler, Albert W. Isenman III and Robert
P. Rittereiser. In addition to Moore, FRDK and the Moore Nominees, the following directors and executive officers of Moore and FRDK may be deemed participants in the solicitation of proxies: Reto Braun (Chairman of the Board, President and Chief Executive Officer of Moore), Stephen A. Holinski (Senior Vice President and Chief Financial Officer of Moore; Director, Vice President and Treasurer of
FRDK), Joseph M. Duane (Vice President and General Counsel of Moore; Director, Chairman and President of FRDK), Shoba Khetrapal (Vice President and Treasurer of Moore), Hilda Mackow (Vice President Communications of Moore), Janice McKenzie (Senior Analyst, Corporate Secretarial of Moore), Joan M. Wilson (Vice President and Secretary of Moore; Director, Vice President and Secretary of
FRDK). No Moore Nominee or any director or executive officer of Moore or FRDK currently owns any Shares. Moore owns 200 shares of common stock, par value $1.00 per share (the "Shares"), of Wallace. In addition, FRDK owns 150 Shares.

     In addition to the persons listed above, the following individuals may by deemed participants in the solicitation of proxies: Lazard Freres & Co. LLC ("Lazard Freres"), Gerald Rosenfeld (Managing Director of Lazard Freres), Mark McMaster (Vice President of Lazard Freres), RBC Dominion Securities ("Dominion") and John Budreski (Vice President, Equity Division of Dominion). None of the foregoing entities or individuals currently own any Shares.